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SECTION

SEC 07001027 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36594

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Larimer Capital Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1720 South Bellaire Street
(No. and Street)

Denver	**CO**	**80222**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam M. Carmel **(303) 573-5511**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	**Greenwood Village**	**CO**	**80111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
E MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/8

OATH OR AFFIRMATION

I, Adam M. Carmel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Larimer Capital Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Adam M. Carmel
Signature

President
Title

STATE OF COLORADO

CITY & COUNTY OF DENVER

The foregoing instrument was acknowledged before me this 15th day of February, 2007 by Adam M. Carmel, President of Larimer Capital Corporation.

My commission expires: 7-28-08

Pamela S. DuFault
Notary Public


NOTARY PUBLIC
PAMELA S. DuFAULT
STATE OF COLORADO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
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FEB 26 2007
WASH., D.C.
186
SECTION

LARIMER CAPITAL CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEARS ENDED DECEMBER 31, 2006 AND 2005

LARIMER CAPITAL CORPORATION

TABLE OF CONTENTS

	Page
Independent Auditors' Report	3
Statements of Financial Condition	4
Statements of Operations	5
Statements of Changes in Stockholder's Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8 - 12
Supplementary Schedule:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 included in the Company's Corresponding Unaudited Form X-17a-5 Part II	13
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	14 – 15



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
Larimer Capital Corporation

We have audited the accompanying statement of financial condition of Larimer Capital Corporation as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Larimer Capital Corporation as of December 31, 2005, were audited by other auditors whose report dated January 26, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Larimer Capital Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 10, 2007

LARIMER CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006

	2006	2005
ASSETS		
Cash and cash equivalents	$ 156,444	$ 159,716
Commissions receivable	9,232	38,714
Prepaid expenses	11,856	11,681
Furniture and equipment, net of accumulated depreciation of $70,059 (2006) and $57,396 (2005)	24,615	24,268
Deposit with clearing broker	50,000	50,000
Other assets	4,725	1,228
Total assets	**$ 256,872**	**$ 285,607**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable and accrued liabilties	$ 2,084	$ 15,904
Accrued pension contribution (Note 4)	64,950	56,739
Total liabilities	67,034	72,643
COMMITMENTS AND CONTINGENCIES (Notes 3, 4 and 6)		
STOCKHOLDER'S EQUITY (Note 2)		
Common stock, no par value; 50,000 shares authorized; one share issued and outstanding	89,000	53,000
Retained earnings	100,838	159,964
Total stockholder's equity	189,838	212,964
Total liabilities and stockholder's equity	**$ 256,872**	**$ 285,607**

The accompanying notes are an integral part of these statements.

LARIMER CAPITAL CORPORATION

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2006

	2006	2005
REVENUES:		
Securities commissions	$ 318,939	$ 389,583
Insurance commissions	190,032	138,308
Fee income	147,068	73,705
Other income	3,755	3,492
Total revenues	659,794	605,088
EXPENSES:		
Commissions	120,796	183,415
Officer's salary and benefits	166,129	151,344
Retirement plan contributions (Note 4)	99,950	96,739
Office salaries	101,601	69,439
Clearing costs	68,183	49,652
Travel and entertainment	29,018	41,058
Occupancy costs	44,655	36,451
General and administrative	18,141	7,670
Professional fees	17,938	19,663
Automobile costs	14,073	19,684
Payroll taxes	11,929	11,627
Communications	11,460	11,138
Regulatory fees	15,047	7,194
Total expenses	718,920	705,074
NET LOSS	$ (59,126)	$ (99,986)

The accompanying notes are an integral part of these statements.

LARIMER CAPITAL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2006

	Common Stock		Retained
	Shares	Amount	Earnings
BALANCES, December 31, 2004	1	$ 53,000	$ 319,950
Distribution to stockholder	-	-	(60,000)
Net loss	-	-	(99,986)
BALANCES, December 31, 2005	1	53,000	159,964
Contribution from stockholder	-	36,000	-
Net loss	-	-	(59,126)
BALANCES, December 31, 2006	**1**	**$ 89,000**	**$ 100,838**

The accompanying notes are an integral part of these statements.

LARIMER CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (59,126)	$ (99,986)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	12,663	12,133
Decrease (increase) in commissions receivable	29,482	(8,696)
(Increase) decrease in prepaid expenses	(175)	704
(Increase) decrease in other assets	(3,497)	1,000
(Decrease) increase in commissions payable and accrued liabilities	(13,820)	6,428
Increase in accrued pension contribution	8,211	56,739
Net cash used in operating activities	(26,262)	(31,678)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	(13,010)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contribution from stockholder	36,000	-
Distribution to stockholder	-	(60,000)
Net cash provided by (used in) financing activities	36,000	(60,000)
NET DECREASE IN CASH	(3,272)	(91,678)
CASH, at beginning of year	159,716	251,394
CASH, at end of year	$ 156,444	$ 159,716

The accompanying notes are an integral part of these statements.

LARIMER CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Larimer Capital Corporation (the "Company") is a registered broker-dealer under the Securities and Exchange Act of 1934 (the "Act"), with its principal activities consisting of financial consulting as a registered investment advisor, traditional securities business and sales of life and disability insurance policies.

Basis of accounting

Revenues, related expenses, commissions receivable and payable are recorded on a trade-date basis, which is the date a transaction is executed. Investment advisory and management fees are recognized over the term of the contract. Consulting fees are recognized as services are performed.

Commissions receivable are typically received in full shortly after the receivable is recorded and management has determined that no allowance for uncollectible amounts is necessary. The Company historically has not experienced losses from uncollectible accounts.

Clearing Deposit

Deposits include $50,000 deposited with RBC Dain Rauscher, Inc. ("RBC") to offset certain risks assumed by RBC related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation is provided utilizing straight-line and accelerated methods over the estimated useful lives for owned assets, ranging from 3 to 5 years.

Agreement with clearing broker

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act. It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company has elected to be treated as an S-corporation for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of the Company's stockholder and no provision for income taxes has been recorded in the accompanying financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year classifications.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2006, the Company had net capital and net capital requirements of $148,642 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.45 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3- OPERATING LEASES

The Company has a noncancelable operating lease for office space which expires in July 2012. In addition, the Company has entered into a noncancelable operating lease for an automobile used by the stockholder. The lease agreement expires in July 2009.

Future minimum lease payments are as follows:

Year Ending December 31,		
2007	$	55,512
2008		57,237
2009		55,843
2010		54,450
2011		55,950
thereafter		28,350
	$	307,342

Rental expense for all operating leases was $34,332 and $30,562 for the years ended December 31, 2006 and 2005 respectively.

NOTE 4- EMPLOYEE BENEFIT PLANS

The Company's employees are covered by a defined benefit plan (the "Plan"). Retirement benefits are based on years of service and the average employee's compensation. All employees age 21 and older who have completed one year and 1,000 hours of service are eligible to participate in the Plan. Participating employees become vested in the Plan after five years of participation.

The Company makes contributions based on actuarial assumptions made by their Plan administrator, subject to limits set forth by the Internal Revenue Service. Contributions are intended to provide for benefits attributed to service provided to the Company to date.

The Plan's assets are administered by an outside party, but managed by the Company's sole stockholder and participant.

LARIMER CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
(continued)

NOTE 4- EMPLOYEE BENEFIT PLANS (continued)

The following table sets forth the Plan's funded status and amount recognized:

	December 31,	
	2006	2005
Total plan assets	$ 315,771	$ 202,340
Fair value of Plan assets at end of year	250,821	145,601
Funded status	$ (64,950)	$ (56,739)
Employer contributions	$ 99,950	$ 96,739
Present value of the total plan accrued benefits	$ 268,192	$ 162,741

Assumptions used in the accounting for the defined benefit plan were:

	December 31,	
	2006	2005
Assumed discount rate	5%	5%
Rate of compensation increase	0%	0%
Expected long-term rate of return	6%	6%

The Company's benefit plan asset allocations by asset category are as follows:

	December 31,	
	2006	2005
Cash and money market	31%	49%
Fixed income securities	49%	51%
Real estate investment	20%	0%
	100%	100%

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture. In addition, the Company has deposits in banks of $137,679 in excess of the FDIC insured amount of $100,000. The amounts in excess of $100,000 are subject to loss, should the bank cease business.

The Company's financial instruments, including cash and cash equivalents, receivables, prepaid expenses, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

SUPPLEMENTARY INFORMATION

LARIMER CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2006

CREDIT:		
Stockholder's equity	$	189,838
DEBITS:		
Nonallowable assets:		
Furniture and equipment, net		24,615
Prepaid expenses		11,856
Other assets		4,725
Total debits		41,196
NET CAPITAL		148,642
Minimum requirements of 6-2/3% of aggregate indebtedness of $67,034 or $50,000, whichever is greater		50,000
Excess net capital	**$**	**98,642**
AGGREGATE INDEBTEDNESS:		
Commissions payable and accrued liabilities	$	2,084
Accrued pension contribution		64,950
TOTAL AGGREGATE INDEBTEDNESS	**$**	**67,034**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.45 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2006.

See Independent Auditors' Report.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholders of
Larimer Capital Corporation

In planning and performing our audit of the financial statements and supplementary information of Larimer Capital Corporation for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Larimer Capital Corporation that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Larimer Capital Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

In addition, our review indicated that Larimer Capital Corporation was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2006, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 10, 2007

END